Exhibit 1





                    Consent of Independent Public Accountants





The Board of Directors
Metris Companies Inc.:


We consent to the incorporation by reference of our report dated June 22, 2001 in the registration statement (No. 333-42529) on Form S-8 of Metris Companies Inc. and the use of such report in the annual report on Form 11-K of Metris Companies Inc. Such report relates to the statements of net assets available for benefits of the Metris Retirement Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2000 and the related schedule as of and for the year ended December 31, 2000.





Minneapolis, Minnesota
June 29, 2001